

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 24, 2013

<u>Via E-mail</u>
James J. Connor
President, Chief Executive Officer and Secretary
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, MI 48108

  Re: Tecumseh Products Company
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 7, 2013
    File No. 0-00452

Dear Mr. Connor:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Foreign Operations and Sales, page 3</u>

1. We note your disclosure regarding U.S. economic sanctions and export controls relating to Syria. We also note that your 10-K discusses sales from Africa, which includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. In this regard, according to the websites of your customers and business partners Whirlpool Corporation, Panasonic and Haier LG, publicly available correspondence to the SEC and/or recent news reports, each of these entities sells its products in Syria and Sudan. Your response should describe any services or products you have provided to Syria or Sudan and any agreements,

James J. Connor
Tecumseh Products Company
September 24, 2013
Page 2

commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. You disclose on page 3 that you produce variable speed compressors for a wide range of uses including military and aircraft. Please tell us whether any of your contacts with Syria and Sudan involve products, components or technologies that are dual use, or are on the Department of Commerce's Commerce Control List.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
   Assistant Director
   Division of Corporation Finance